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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 29, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 29, 2004.

Luxottica Group Announces 4th Quarter Results

        MILAN, Italy, Jan 29, 2004—Luxottica Group S.p.A. (LUX), worldwide leader in the eyewear sector, today announced results for the three-month and the twelve-month period ended December 31, 2003 (1).

        Results of the OPSM operations, the retail chain leader in the Australian market, were consolidated into the Group's results for the three- and twelve- month periods from August 1, 2003.

Consolidated Results

Fourth quarter highlights

*
In the fourth quarter, consolidated net sales confirmed the reversal in the trend experienced in the third quarter when compared to the first part of 2003. Consolidated net sales for the quarter increased year-over-year by 5.9 percent to EUR 718.1 million. Assuming constant exchange rates, consolidated net sales for the quarter would have increased by 18.2 percent.

*
Consolidated operating income for the quarter was EUR 99.1 million and consolidated operating margin for the quarter was 13.8 percent.

*
Consolidated net income for the quarter was EUR 59.6 million and consolidated net margin for the quarter was 8.3 percent.

*
Earnings per share or American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.13. In U.S. Dollars, earnings per share or ADS for the quarter were US$ 0.16.

Fiscal year 2003 highlights

*
Consolidated net sales for the year declined year-over-year by 11.2 percent to EUR 2,824.0 million. Assuming constant exchange rates, consolidated net sales for fiscal year 2003 would have risen by 1.4 percent.

*
Consolidated operating income for the year was EUR 431.8 million and consolidated operating margin for 2003 was 15.3 percent.

*
Consolidated net income for the year was EUR 267.3 million. Consolidated net margin for the fiscal year was 9.5 percent.

*
Earnings per share or American Depositary Share (ADS) for the fiscal year were EUR 0.60. In U.S. Dollars, earnings per share or ADS for the period were US$ 0.67.

*
Consolidated net outstanding debt as of December 31, 2003 was EUR 1,470.4 million which includes the OPSM acquisition of EUR 285 million which was paid in September.

Breakdown of Retail and Manufacturing/Wholesale Results

    •     Retail Division

        In the fourth quarter, year-over-year retail sales increased by 13.1 percent to EUR 531.2 million. Assuming constant exchange rates, retail sales for the quarter would have risen by 29.6 percent. Excluding OPSM, same store sales in U.S. Dollars for the quarter increased by 2.9 percent compared to the same period last year, an improvement when compared to the decline of 2.3 percent in the first nine months of 2003.

        Retail operating income for the quarter was EUR 59.5 million. In U.S. Dollars, it increased by 46.9 percent. Retail operating margin was 11.3 percent.

        In 2003, retail sales declined year-over-year by 9.2 percent to EUR 2,001.7 million. Assuming constant exchange rates, retail sales for the fiscal year would have increased by 6.7 percent. Excluding OPSM, same store sales in U.S. Dollars for the year declined year-over-year by 1.1 percent.

        Retail operating income for the year was EUR 269.8 million, resulting in an operating margin of 13.5 percent.

        Leonardo Del Vecchio, chairman of Luxottica Group, commented on the results of the Retail division: "Traditionally, one of the weakest quarters in our retail division, the fourth quarter was indeed satisfactory. Same store sales actually increased by 2.9 percent with the first signs of economic improvement in North America, interrupting the negative trend begun in the fourth quarter of 2001. This positive result was also attributable to the good sales performance during the holiday season especially at Sunglass Hut International. We expect this improving trend to continue into 2004."

    •     Manufacturing/Wholesale Division

        The Group's manufacturing/wholesale sales for the fourth quarter declined year-over-year by 7.6 percent to EUR 221.2 million. Assuming constant exchange rates manufacturing/wholesale sales for the period would have declined 2.8 percent.

        The Group's manufacturing/wholesale sales for fiscal 2003 declined year- over-year by 11.8 percent to EUR 995.1 million. Assuming constant exchange rates, manufacturing/wholesale sales for the year would have declined 4.9 percent.

        Manufacturing/wholesale operating income for 2003 was EUR 191.1 million, reflecting an operating margin of 19.2 percent.

Statement from the Chairman

        Mr. Del Vecchio concluded: "2003 was a challenging year for our Group due to factors which negatively affected both our overall business and the worldwide economy.

        The decrease by EUR 105 million in net income was partly due to the 16.4 percent devaluation of the U.S. Dollar against the Euro, which reduced net income by EUR 65 million.

        I am optimistic about 2004, especially because of the investments we made in 2003. We launched three new brands: Prada, Versace and Ray-Ban ophthalmic. We consolidated our market share in Australia through the acquisition of OPSM. Finally during 2003, we started negotiations with Cole National which a few days ago led to the signing of a merger agreement, adding to the list of acquisitions made and self-financed in the past ten years. In fact, the Group's ability to generate significant cash flow before dividend, expected to be in the range of EUR 300-400 million per year in the next few years, will allow us to repay for these acquisitions in a limited number of years.

        2004 presents new opportunities which make us optimistic in the future of our Group. Excluding the currency impact, we can confirm that we expect approximately 15 percent growth in net income. With a Euro/U.S. Dollars exchange rate of EUR 1.00 = US$ 1.25 we expect to post earnings per share (EPS) for fiscal year 2004 of Euro 0.63, or EPADS of US$ 0.79."

Other Corporate Developments

        With reference to the merger agreement with Cole National announced on January 26, Luxottica Group stated that, as a clarification of news in the press, the merger agreement provides for the acquisition of Cole National through a merger of a subsidiary of Luxottica Group with Cole National and not through a tender offer. The merger if approved by the majority of Cole National shareholders would be binding for all shareholders who would receive cash for their securities.

        In addition, Luxottica Group stated that the total purchase price for the acquisition of shares and options is U.S. Dollars 401 million and that Cole National's net debt as of November 1st, 2003 was U.S. Dollars 261 million.

        Luxottica Group will fund the purchase and costs associated with this transaction from cash flow and credit facilities to be available at the closing. Luxottica Group management is confident that it will secure financing for the total purchase price.

        Furthermore, Luxottica Group stated that customary conditions to which the merger agreement is subject refer to: the receipt of U.S. antitrust clearance, the conduct by Cole National management of the Company's operations in an ordinary course of business in all material expects and the lack of extraordinary and unpredictable events which may have a material adverse effect.

        Finally, Luxottica Group stated that Larry Pollock, President and Chief Executive Officer of Cole National, has a shareholding of approximately 5 percent in Cole National. The largest shareholder has a 20 percent shareholding in Cole National.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colours and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%- owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(R), Revo(R), Arnette(TM) and Killer Loop(R) brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of EUR 2,824.0 and EUR 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

Non-GAAP Financial Measures

        Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between 2003 and the fourth quarter of 2003 and 2002 and the fourth quarter of 2002 are calculated using for each currency the average exchange rate for the twelve-month period and the three-month period ended December 31, 2002. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

	4Q 2002 U.S. GAAP results	4Q 2003 U.S. GAAP results	Adjustment for constant exchange rates	4Q 2003 adjusted results
Euro million
Consolidated net sales	678.2	718.1	83.7	801.8
Manufacturing/wholesale net sales	239.5	221.2	11.6	232.8
Retail net sales	469.7	531.2	77.4	608.6
	2002 U.S. GAAP results	2003 U.S. GAAP results	Adjustment for constant exchange rates	2003 adjusted results
Euro million
Consolidated net sales	3,178.6	2,824.0	400.1	3,224.1
Manufacturing/wholesale net sales	1,128.7	995.1	77.9	1,073.0
Retail net sales	2,204.8	2,001.7	351.7	2,353.4

Safe Harbor Statement

        Certain statements in this press release may constitute "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, risks that the merger with Cole National Corporation will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assumes any obligation to update them.

Company Contacts	US Agency Contact
Luxottica Group SpA Sabina Grossi, Director, Investor Relations Alessandra Senici, Investor Relations	Breakstone & Ruth International Alexander Fudukidis
Tel.: +39-02-8633-4665 E-mail: AlessandraSenici@Luxottica.com	Tel.: +1.646.536.7012 E-mail: AFudukidis@breakstoneruth.com

(1)
Unless otherwise noted, all comparisons made in this announcement are between the three- and twelve-month periods ended December 31, 2003, and the equivalent three- and twelve-month periods ended December 31, 2002. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale and retail components, which include Sunglass Hut International, LensCrafters and OPSM. As there are inter-company items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended December 31, 2003, of EUR 1.00 = US$1.1882, compared with EUR 1.00 = US$0.9982 for the fourth quarter of 2002. For 2003, the results denominated in U.S. Dollars were converted at the average exchange rate of EUR 1.00 = US$1.1307, compared with EUR 1.00 = US$0.9450 for 2002.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

KEY FIGURES IN THOUSANDS OF EURO (4)
	2003 (6)	2002 (5)	% Change
NET SALES	718,090	678,215	5.9%
NET INCOME	59,613	74,353	(19.8%)
EARNINGS PER SHARE (ADS) (2)	0.13	0.16
FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.13	0.16
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1)(4)
	2003 (6)	2002 (5)	% Change
NET SALES	853,234	676,995	26.0%
NET INCOME	70,832	74,218	(4.6%)
EARNINGS PER SHARE (ADS) (2)	0.16	0.16
FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.16	0.16
Notes:		2003	2002
(1)	Average exchange rate (in U.S. Dollars per Euro)	1.1882	0.9982
(2)	Weighted average number of outstanding shares	447,989,477	453,815,915
(3)	Fully diluted average numberof shares	450,098,499	455,369,195
(4)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(5)	Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended December 31, 2002 of U.S. Dollars 9.7 million, and an offsetting increase in costs for the same amounts
(6)	The North American retail division operates on a 52/53 week fiscal year. Fiscal 2003 is a 53-week year whereas fiscal 2002 was a 52-week year. Accordingly, the 53rd week in fiscal 2003 provided an additional U.S. Dollars 41.7 million in sales and an additional U.S. Dollars 10.9 million of operations income in the fourth quarter of fiscal 2003

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED
DECEMBER 31, 2003 AND DECEMBER 31, 2002

KEY FIGURES IN THOUSANDS OF EURO (4)

	2003 (6)	2002 (5)	% Change
NET SALES	2,824,044	3,178,602	-11.2%
NET INCOME	267,343	372,077	-28.1%
EARNINGS PER SHARE (ADS)(2)	0.60	0.82
FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.59	0.82

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1)(4)

	2003 (6)	2002 (5)	% Change
NET SALES	3,193,146	3,003,779	6.3%
NET INCOME	302,285	351,613	-14.0%
EARNINGS PER SHARE (ADS) (2)	0.67	0.78
FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.67	0.77
Notes:		2003	2002
(1)	Average exchange rate (in U.S. Dollars per Euro)	1.1307	0.9450
(2)	Weighted average number of outstanding shares	448,664,413	453,174,041
(3)	Fully diluted average numberof shares	450,202,173	455,353,479
(4)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(5)	Certain amounts presented in the prior year financial statements income in the fourth quarter of fiscal 2003

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE THREE-MONTH PERIODS ENDED
DECEMBER 31, 2003 AND DECEMBER 31, 2002

In thousands of Euro (1)	2003 (3)	2002 (2)	% Change
NET SALES	718,090	678,215	5.9%
COST OF SALES	(225,775)	(199,584)
GROSS PROFIT	492,315	478,631	2.9%
OPERATING EXPENSES:
SELLING EXPENSES	(271,043)	(248,112)
ROYALTIES	(9,104)	(12,746)
ADVERTISING EXPENSES	(41,691)	(39,745)
GENERAL AND ADMINISTRATIVE EXPENSES	(61,286)	(54,954)
TRADEMARK AMORTIZATION	(10,077)	(8,707)
TOTAL	(393,201)	(364,265)
OPERATING INCOME	99,114	114,366	-13.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(12,059)	(12,260)
INTEREST INCOME	2,122	1,390
OTHER—NET	(1,959)	6,045
OTHER INCOME (EXPENSES) NET	(11,895)	(4,824)
INCOME BEFORE PROVISION FOR INCOME TAXESS	87,219	109,541	-20.4%
PROVISION FOR INCOME TAXES	(26,490)	(33,726)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	60,729	75,816
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(1,117)	(1,463)
NET INCOME	59,613	74,353	-19.8%
EARNINGS PER SHARE (ADS) (1)	0.13	0.16
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.13	0.16
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	447,989,477	453,815,915
FULLY DILUTED AVERAGE NUMBER OF SHARES	450,098,499	455,369,195

Notes:

(1)
Except earnings per share (ADS), which are expressed in Euro

(2)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended December 31, 2002 of U.S. Dollars 9.7 million, and an offsetting increase in costs for the same amounts

(3)
The North American retail division operates on a 52/53 week fiscal year. Fiscal 2003 is a 53-week year whereas fiscal 2002 was a 52-week year. Accordingly, the 53rd week in fiscal 2003 provided an additional U.S. Dollars 41.7 million in sales and an additional U.S. Dollars 10.9 million of operations income in the fourth quarter of fiscal 2003

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED
DECEMBER 31, 2003 AND DECEMBER 31, 2002

In thousands of Euro (1)	2003 (3)	2002 (2)	% Change
NET SALES	2,824,044	3,178,602	-11.2%
COST OF SALES	(878,632)	(924,404)
GROSS PROFIT	1,945,412	2,254,198	-13.7%
OPERATING EXPENSES:
SELLING EXPENSES	(1,007,803)	(1,078,964)
ROYALTIES	(41,537)	(62,274)
ADVERTISING EXPENSES	(183,252)	(217,645)
GENERAL AND ADMINISTRATIVE EXPENSES	(243,717)	(257,741)
TRADEMARK AMORTIZATION	(37,316)	(36,065)
TOTAL	(1,513,625)	(1,652,690)
OPERATING INCOME	431,787	601,508	-28.2%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(47,117)	(65,935)
INTEREST INCOME	5,922	5,036
OTHER—NET	(799)	(1,168)
OTHER INCOME (EXPENSES) NET	(41,994)	(62,066)
INCOME BEFORE PROVISION FOR INCOME TAXES	389,793	539,442	-27.7%
PROVISION FOR INCOME TAXES	(117,328)	(162,695)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	272,465	376,746
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(5,122)	(4,669)
NET INCOME	267,343	372,077	-28.1%
EARNINGS PER SHARE (ADS) (1)	0.60	0.82
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.59	0.82
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	448,664,413	453,174,041
FULLY DILUTED AVERAGE NUMBER OF SHARES	450,202,173	455,353,479

Notes:

(1)
Except earnings per share (ADS), which are expressed in Euro

(2)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the year ended December 31, 2002 of U.S. Dollars 43.8 million, and an offsetting increase in costs for the same amounts

(3)
The North American retail division operates on a 52/53 week fiscal year. Fiscal 2003 is a 53-week year whereas fiscal 2002 was a 52-week year. Accordingly, the 53rd week in fiscal 2003 provided an additional U.S. Dollars 41.7 million in sales and an additional U.S. Dollars 10.9 million of operations income in the fourth quarter of fiscal 2003

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002

In thousands of Euro	Dec. 31, 2003	Dec. 31, 2002
CURRENT ASSETS:
CASH	299,937	151,418
RESTRICTED CASH:
ACCOUNT RECEIVABLE	353,778	370,234
SALES AND INCOME TAXES
RECEIVABLES	34,258	10,956
INVENTORIES	403,954	406,032
PREPAID EXPENSES AND OTHER	50,715	53,385
DEFERRED TAX ASSETS—CURRENT	124,451	148,088
TOTAL CURRENT ASSETS	1,267,093	1,140,113
PROPERTY, PLANT AND EQUIPMENT—NET	497,435	506,545
OTHER ASSETS
INTANGIBLE ASSETS—NET	2,082,877	1,916,526
INVESTMENTS	13,055	12,837
OTHER ASSETS	41,476	10,305
SALES AND INCOME TAXES RECEIVABLES	5	5
TOTAL OTHER ASSETS	2,137,414	1,939,674
TOTAL	3,901,942	3,586,332
CURRENT LIABILITIES:
BANK OVERDRAFTS	516,905	371,729
CURRENT PORTION OF LONG-TERM DEBT	390,935	178,335
ACCOUNTS PAYABLE	178,616	202,897
ACCRUED EXPENSES AND OTHER	218,388	217,883
ACCRUAL FOR CUSTOMERS' RIGHT OF RETURN	7,423	9,130
INCOME TAXES PAYABLE	11,011	18,748
TOTAL CURRENT LIABILITIES	1,323,278	998,722
LONG TERM LIABILITIES:
LONG TERM DEBT	862,492	855,654
LIABILITY FOR TERMINATION INDEMNITIES	47,241	48,945
DEFERRED TAX LIABILITIES	—	NON
CURRENT	150,368	121,805
OTHER	124,157	133,605
TOTAL LONG TERM LIABILITIES	1,184,259	1,160,010
COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	19,871	9,705
SHAREHOLDERS' EQUITY:
454,477,033 ORDINARY SHARES AUTHORIZED AND ISSUED—448,042,247 SHARES OUTSTANDING	27,269	27,256
NET INCOME	267,343	372,077
RETAINED EARNINGS	1,079,922	1,018,562
TOTAL SHAREHOLDERS' EQUITY	1,374,534	1,417,895
TOTAL	3,901,942	3,586,332

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED
DECEMBER 31, 2003 AND DECEMBER 31, 2002
—SEGMENTAL INFORMATION—

In thousands of Euro	Manufacturing and Wholesale	Retail
2003(3)
Net Sales	995,109	2,001,672
EBITDA	236,324	338,456
% of sales	23.7%	16.9%
Operating income	191,116	269,850
% of sales	19.2%	13.5%
Capital Expenditure	23,580	57,708
Depreciation & Amortization	45,208	68,606
Assets	1,517,340	876,661
2002 As reported (1)
Net Sales	1,128,670	2,204,747
EBITDA	333,926	396,642
% of sales	29.6%	18.0%
Operating income	287,627	319,425
% of sales	25.5%	14.5%
Capital Expenditure	81,651	91,679
Depreciation & Amortization	46,298	77,217
Assets	1,431,317	882,113
2002 As adjusted (1) (2)
Net Sales	1,128,670	2,314,509
EBITDA	333,926	409,805
% of sales	29.6%	17.7%
Operating income	287,627	327,828
% of sales	25.5%	14.2%
Depreciation & Amortization	46,298	81,977

Notes:

(1)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the year ended December 31, 2002 of U.S. Dollars 43.8 million, and an offsetting increase in costs for the same amounts

(2)
These consolidated adjusted amounts are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed. They reflect the consolidation of OPSM results for the five-month period ended December 31, 2002. This information does not purport to be indicative of the actual result that would have been achieved had the OPSM acquisition been completed as of August 1, 2002

(3)
The North American retail division operates on a 52/53 week fiscal year. Fiscal 2003 is a 53-week year whereas fiscal 2002 was a 52-week year. Accordingly, the 53rd week in fiscal 2003 provided an additional U.S. Dollars 41.7 million in sales and an additional U.S. Dollars 10.9 million of operations income in the fourth quarter of fiscal 2003

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED
DECEMBER 31, 2003 AND DECEMBER 31, 2002
—SEGMENTAL INFORMATION—

In thousands of Euro	Retail (in thousand of U.S. Dollars)	Inter-Segments Transaction and Corporate Adj.	Consolidated
2003(3)
Net Sales	2,263,291	(172,737)	2,824,044
EBITDA	382,692	(8,154)	566,626
% of sales			20.1%
Operating income	305,120	(29,180)	431,787
% of sales			15.3%
Capital Expenditure	65,250	—	81,288
Depreciation & Amortization	77,573	21,026	134,840
Assets	1,104,329	1,507,941	3,901,942
2002 As reported (1)
Net Sales	2,083,486	(154,815)	3,178,602
EBITDA	374,827	16,920	747,488
% of sales			23.5%
Operating income	301,857	(5,545)	601,508
% of sales	14.5%		18.9%
Capital Expenditure	86,637	—	173,330
Depreciation & Amortization	72,970	22,465	145,980
Assets	924,895	1,272,902	3,586,332
2002 As adjusted (1) (2)
Net Sales	2,187,211	(156,297)	3,286,883
EBITDA	387,266	16,920	760,651
% of sales			23.1%
Operating income	309,798	(7,837)	607,618
% of sales			18.5%
Depreciation & Amortization	77,468	24,757	153,033

Notes:

(1)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the year ended December 31, 2002 of U.S. Dollars 43.8 million, and an offsetting increase in costs for the same amounts

(2)
These consolidated adjusted amounts are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed. They reflect the consolidation of OPSM results for the five-month period ended December 31, 2002. This information does not purport to be indicative of the actual result that would have been achieved had the OPSM acquisition been completed as of August 1, 2002

(3)
The North American retail division operates on a 52/53 week fiscal year. Fiscal 2003 is a 53-week year whereas fiscal 2002 was a 52-week year. Accordingly, the 53rd week in fiscal 2003 provided an additional U.S. Dollars 41.7 million in sales and an additional U.S. Dollars 10.9 million of operations income in the fourth quarter of fiscal 2003

LUXOTTICA GROUP

RECONCILIATION OF THE GROUP'S ITALIAN AND U.S. GAAP CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003,
PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

In thousands of Euro (1)	US GAAP 2003	Intangible deprec.	Other adjus.	ITALIAN GAAP (2) 2003
NET SALES	2,824,044			2,824,044
COST OF SALES	(878,632)			(878,632)
GROSS PROFIT	1,945,412			1,945,412
OPERATING EXPENSES:
SELLING EXPENSES	(1,007,803)			(1,007,803)
ROYALTIES	(41,537)			(41,537)
ADVERTISING EXPENSES	(183,252)			(183,252)
GENERAL AND ADMINISTRATIVE EXPENSES	(243,717)			(243,717)
TRADEMARK AMORTIZATION	(37,316)	(44,993)		(82,310)
TOTAL	(1,513,625)	(44,993)		(1,558,619)
OPERATING INCOME	431,787	(44,993)		386,793
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(47,117)			(47,117)
INTEREST INCOME	5,922			5,922
OTHER—NET	(799)		278	(521)
OTHER INCOME (EXPENSES) NET	(41,994)		278	(41,716)
INCOME BEFORE PROVISION FOR INCOME TAXES	389,793	(44,993)	278	345,077
PROVISION FOR INCOME TAXES	(117,328)	(1,894)	—	(119,222)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	272,465	(46,888)	278	225,855
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(5,122)		—	(5,122)
NET INCOME	267,343	(46,888)	278	220,733
EARNINGS PER SHARE (ADS) (1)	0.60			0.49
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.59			0.49
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	448,664,413			448,664,413
FULLY DILUTED AVERAGE NUMBER OF SHARES	450,202,173			450,202,173

Notes:

(1)
Except earnings per share (ADS), which are expressed in Euro

(2)
Preliminary data pending Board approval. Final data could differ from those presented herein, although not for a significant amount

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
	By:	/s/ ROBERTO CHEMELLO Roberto Chemello Chief Executive Officer
Date: February 5, 2004

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